767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Matthew D. Bloch (212) 310-8165 matthew.bloch@weil.com	Weil, Gotshal & Manges LLP

March 8, 2012

Jennifer Thompson
Accounting Bureau Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-3561
Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 26, 2011
File No. 001-33632

Dear Ms. Thompson:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of Brookfield Infrastructure Partners L.P. (the “Partnership”) is the Partnership’s response to your letter dated February 13, 2012.  The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).

Set forth below are the Partnership’s responses to the Comments, which the Partnership has requested the undersigned submit to you on its behalf.  For purposes of facilitating the Staff’s review of the Partnership’s responses to the Comments, the original comments are included at the beginning of each response.

As noted below in our response, the Partnership has supplied the requested clarification or agreed to change or supplement the disclosures in its future filings, as the case may be. The Partnership’s agreement to change or supplement the disclosures in its filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in its filings, and not because the Partnership believes its prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Selected Financial Data, page 8

1.
We have read your response to comment 1 from our letter dated December 30, 2011. We note that you also presented FFO as $117 million on pages 68 and 95 of your Form 20-F. In future filings, please either use a consistent amount for FFO or, if necessary, clearly differentiate between the measures and explain the difference to your investors.

The Partnership acknowledges the Staff’s comment and, in future filings, will use a consistent amount for Funds from Operations (“FFO”) or, if necessary, clearly differentiate between the measures and explain the difference to its investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Overview of Performance, page 66

Results of Operations, page 66

2.
We have read your response to comment 3 from our letter dated December 30, 2011 and note your table showing how you calculated AFFO yields. We additionally note the table you propose to include in future filings. Please tell us and disclose how you calculate average invested capital. Also, as requested in our previous comment, please show us your calculation for your return on rate base presented on page 70.

The Partnership advises the Staff that average invested capital is calculated based on the time weighted average during the relevant period.  The Partnership will disclose this information in future filings.

The following table shows the Partnership’s calculation of its return on rate base presented on the page noted in the Staff’s comment:

Return on rate base	2010			2009
(in US$ millions)	EBITDA	Average rate base	Return on rate base	EBITDA	Average rate base	Return on rate base
Utilities	227	1,999	11%	89	648	14%

The Partnership advises the Staff that average rate base is calculated based on the time weighted average during the relevant period.  The Partnership acknowledges the Staff’s comment and will disclose this information in future filings.

Consolidated Financial Statements, page F-1

Consolidated and Combined Statements of Operating Results, page F-6

3.
We have read your response to comment 7 from our letter dated December 30, 2011. We note that in your proposed statements of operating results you have changed the “Net income (loss)” line item to read “Net income (loss) before non-controlling interest” and that you have changed the “Net income attributable to partnership” line item to read “Net income (loss).” Please explain to us your basis in IFRS for this change.

The Partnership acknowledges the Staff’s comment and, in future filings, will present its statement of operating results as follows:

	For the year ended December 31,
(in US $ millions)	2010	2009

Revenues	$634	$290
Direct operating costs	(413)	(198)
General and administrative expenses	(35)	(18)
	186	74
Interest expense	(144)	(103)
Depreciation and amortization expense	(29)	(12)
Share of earnings from investments in associates	52	14
Gain on sale of investment	―	87
Fair value gains and other items	433	―
Fair value adjustments	12	(150)
Other (expense) income	(15)	20
Net income (loss) before income tax	495	(70)
Income tax recovery	15	11
Net income (loss)	$510	$(59)
Net income (loss) attributable to non-controlling interests	43	(84)
Net income (loss) attributable to partnership	$467	$25

4.
We have read your response to comment 8 from our letter dated December 30, 2011. We note that in your proposed statements of operating results you present a subtotal consisting of revenues less direct operating costs and general and administrative expenses. Although you do not refer to this subtotal as operating income, it appears the items below this subtotal are non-operating in nature with the exception of depreciation and amortization. Please explain to us in more detail why you believe it is appropriate to present depreciation and amortization expense below this subtotal and what you are intending to portray to your investors with this subtotal.

The Partnership respectfully advises the Staff that the subtotal in the proposed statement of operating results is not intended to convey the Partnership’s operating income.  The Partnership acknowledges the Staff’s comment that depreciation and amortization is operating in nature; however, the Partnership notes that depreciation and amortization are not the only items below the subtotal that are operating in nature.  Specifically, the Partnership respectfully submits that its share of earnings from investments in associates is also of an operating nature as such income is generated through associate entities that are core to the Partnership’s infrastructure platform and not from passive investments. The Partnership also notes that its fair value adjustments, which primarily reflect the fair value movement on its infrastructure investment property and timberland assets, similar to depreciation and amortization of its infrastructure assets that are accounted for at historical cost, are also operating in nature.

The Partnership advises the Staff that the subtotal of revenues less direct operating costs and general and administrative expenses of the Partnership’s consolidated assets is, in management’s view, appropriately included on the face of the Partnership’s consolidated and combined statements of operating results as this subtotal includes the key IFRS operating components that are included in the Partnership’s historical earnings before interest, tax, depreciation and amortization (“EBITDA”), which the Partnership believes, is a key metric used by the analyst community, and potential and existing investors in assessing the Partnership’s historical performance.  By including a subtotal that includes the key IFRS components of EBITDA, the Partnership intends to provide users of its financial statements with the following:

●
Balanced yet prominent disclosure of the key IFRS-compliant comprehensive income items (notably revenues, cost of revenues, and general and administrative expenses) that comprise EBITDA, which is a measure that is not otherwise defined in IFRS; and

●	A means to assess trends and comparative period-over-period performance in such measures on a basis that is consistent with how the Partnership assesses such performance.

Note 7. Acquisition of Businesses, page F-34

5.
We have read your response to comment 12 from our letter dated December 30, 2011 and your disclosures on page F-17 indicating that you amortize intangible assets on a straightline basis. Please tell us in sufficient detail how a straight-line amortization method for your $2.5 billion concession arrangement intangible asset reflects the pattern in which the asset’s future economic benefits are expected to be consumed. If you use the straight-line method since that pattern cannot be determined reliably, please explain to us the reasons why that is the case. In particular, we assume that the “detailed assumptions” used in your discounted cash flow analyses do not assume the economic benefits of the asset will be consumed on a straight-line basis over 91 years. See paragraph 97 of IAS 38.

The Partnership respectfully advises the staff that the Partnership amortizes the intangible asset on a straight-line basis as this basis most accurately reflects the pattern in which the asset’s future economic benefit is consumed on a “passage of time” basis.  Dalrymple Bay Coal Terminal (“DBCT”) earns cash flows from the concession agreement determined under a regulated asset return framework applying a revenue cap pricing methodology, which provides certainty of cash flows regardless of terminal throughput.  Under this framework, the future economic benefits from the concession arrangement do not vary significantly over the life of the contract, as the annual revenue requirement is set as a return on capital (inflation-linked regulated asset base) and a return of capital (equal to regulatory depreciation, which is calculated on a straight-line basis).

Additionally, in considering alternative methods, such as diminishing balance or unit of production methods, the Partnership notes that DBCT’s future returns are not fixed as the regulatory period is reset every 5 to 5.5 years, limiting the reliability of these alternate methods of amortization.  Further, as cash flows are not linked to volume, due to the revenue cap pricing methodology, the unit of production method is not a reflective measure of how future economic benefits are to be consumed.

6.
We have read your response to comment 13 from our letter dated December 30, 2011, noting that the $28 million gain you recognized during fiscal 2010 represented the correction of an error that you deemed was not material to any period and, therefore, did not require retrospective adjustment. Considering the $28 million amount represents 40% of your $70 million pre-tax loss in fiscal 2009, the period in which the gain should have been recorded, it remains unclear to us why you believe the error was not material to any period and should be recorded through income during fiscal 2010. In your response, please provide us with a complete materiality analysis under SAB Topic 1:M that includes a quantitative analysis comparing actual amounts reported in your financial statements, including earnings per unit results, to the amounts that would have been reported had you originally accounted for this item correctly, along with a qualitative analysis. Please also clarify why this adjustment was not described as a correction of an error in your financial statements.

The Partnership confirms its view that the impact of the mechanical error identified in our response to comment 13 in the Staff’s initial comment letter dated December 30, 2011 does not fall within the Financial Accounting Standards Board (“FASB”) formulation of materiality, being:

“The omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In reaching this conclusion, the Partnership considered both quantitative and qualitative factors taking into account all pertinent information, including the magnitude of the correction in numerical and percentage terms and the factual context in which users of its financial statements would view the correction, as per the guidance set out in Staff Accounting Bulletin 99 Topic 1:M (“SAB 99”). As per the Staff’s request, the following is a summary of the Partnership’s materiality analysis.

In assessing quantitative materiality, the Partnership considers the impact of an item to those quantitative metrics that the Partnership believes it is probable would affect the judgment of a reasonable person relying upon its financial statements.  While it is acknowledged that the error had an impact on net income in 2009, the Partnership does not consider net income to be one of the most relevant metrics utilized by a reasonable person relying upon the Partnership’s financial statements in making a judgment.  As a distribution-oriented limited partnership, the Partnership’s investors primarily focus on its distribution level and distribution growth.  Furthermore, as discussed on page 64 of the Form 20-F (under the heading “Distribution Policy”), the Partnership does not consider net income in determining its distribution.  Rather, the Partnership’s distribution policy is based upon FFO. Because of the importance of FFO in determining the Partnership’s distribution policy, FFO is also a critical component of two of the partnership’s three key metrics, namely FFO per unit growth and adjusted FFO yield.  As a result, the Partnership submits that the critical performance base against which an item should also be quantitatively assessed is FFO and FFO per unit.  As discussed in the Partnership’s January 31, 2012 response to the Staff’s original comment letter, and as mentioned below, the Partnership believes that this emphasis is further warranted given the importance placed on FFO by users of the Partnership’s financial statements.  Specifically, FFO is used by the majority of analysts to assess both historical and future operating performance, as outlined below:

Analyst	Primary measure of historical operating performance	Primary measure of FFO-based target for future performance
BMO Capital Markets 1	FFO, FFO per Unit	FFO, FFO per Unit
RBC Capital Markets 2	FFO, FFO per Unit	FFO, FFO per Unit
Scotia Capital 3	FFO, FFO per Unit	FFO, FFO per Unit
TD Newcrest 4	FFO, FFO per Unit	FFO, FFO per Unit
Wells Fargo Securities 5	FFO, FFO per Unit	FFO, FFO per Unit

1.	Derived from “Global Infrastructure Play; Organic and Acquisition Growth to Drive Cash Flow; Initiating Coverage at Outperform” report, dated December 22, 2011
2.	Derived from “Keep Buying the Total Return Story” report, dated December 7, 2011
3.	Derived from “Q3/11 Ahead of Expectations; Raising Target” report, dated November 4, 2011
4.	Derived from “Solid Q3/11; Significant Opportunities for Growth” report, dated November 7, 2011
5.	Derived from “BIP: Increased Pipeline Should Keep Growth Trajectory Elevated” report, dated December 7, 2011

As illustrated in the table below, since the error in question was a non-cash item, it had no impact on FFO or FFO per unit in any period:

US$ millions, except for per unit amounts	2009
	As Presented	Adjusted	Change ($)	Change (%)
Funds from Operations	49	49	-	-
Funds from Operations per Unit	1.03	1.03	-	-

	2010
	As Presented	Adjusted	Change ($)	Change (%)
Funds from Operations	197	197	-	-
Funds from Operations per Unit	1.79	1.79	-	-

The Partnership considers partnership capital as its critical IFRS measure against which an item is assessed for materiality as the Partnership views partnership capital to be a meaningful proxy for the net tangible value of the Partnership. The Partnership views partnership capital, and specifically partnership capital per unit, to be meaningful performance measures for investors.

As requested by the Staff, we have outlined in the table below the impact of the error on each of these critical bases, and have also included the impact of the error on net income and net income per partnership unit.

US$ millions, except for per unit amounts	2009
	As Presented	Adjusted	Change ($)	Change (%)
Partnership Capital	1,877	1,905	28	1%
Partnership Capital per Unit	17.59	17.85	0.26	1%
Total Assets	6,046	6,046	-	-
Net Income	(59)	(31)	28	48%
Net Income per Partnership Unit	0.52	1.10	0.58	112%

US$ millions, except for per unit amounts	2010
	As Presented	Adjusted	Change ($)	Change (%)
Partnership Capital	3,371	3,371	-	-
Partnership Capital per Unit	21.42	21.42	-	-
Total Assets	13,352	13,352	-	-
Net Income	501	473	(28)	-(6)%
Net Income per Partnership Unit	4.17	3.92	(0.25)	-(6)%

As required by SAB 99, the Partnership also considered the qualitative impacts of the error before reaching its overall conclusion that the error was immaterial.  That qualitative analysis was comprised of the following elements:

i.
determining which of the above-noted quantitative metrics are most relevant to users of the Partnership’s financial statements and whether it is probable that any such user’s judgment would have been changed or influenced as a result of the error (or correction);

ii.
assessing all of the above-noted quantitative metrics to determine if, taken as a whole, it is probable that any financial statement user’s judgment would have been changed or influenced as a result of the error (or correction); and

iii.	considering other relevant contextual factors, including, among others, the specific considerations set out in SAB 99.

The Partnership determined that FFO, FFO per unit, partnership capital and partnership capital per unit are the most relevant measures to the users of the Partnership’s financial statements. Since the impact of the error had no impact on FFO or FFO per unit and only had an insignificant impact on partnership capital and partnership capital per unit, the Partnership concluded that it is not probable that a user’s judgment would have been changed or influenced as a result of the error, taken in part or as a whole.

As per the guidance provided by SAB 99, the Partnership also considered various contextual factors in assessing the materiality of the noted error, which included the following items:

●	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
o	The error was mechanical in nature and did not arise from an estimate.

●	whether the misstatement masks a change in earnings or other trends;
o	The error did not meaningfully impact any trends as (1) net income attributable to the Partnership for the fiscal year ended December 31, 2010, increased significantly from the fiscal year ended December 31, 2009, primarily as a result of gains recognized on the merger with Prime Infrastructure (“Prime”) and contribution from additional investments made in the period, which remain unchanged by the error, and (2) the Partnership adopted IFRS effective January 1, 2010, with the transition date being January 1, 2009, meaning there are no comparable periods apart from the fiscal years ended December 31, 2009 and 2010 prepared under the same basis of presentation.

●	whether the misstatement hides a failure to meet analysts' consensus expectations for the Partnership;
o
As noted above, the majority of analysts use FFO and FFO per unit as the key indicators of historical and future performance. The error had no impact on an investor’s ability to evaluate whether the Partnership met analyst expectations with respect to those metrics.  The Partnership also respectfully points out that none of the analyst research reports referred to above make any reference to the bargain purchase gain associated with the UK Port Operations; this supports the Partnership’s belief that the analyst community would not consider a change in this metric to be significant.

●	whether the misstatement changes a loss into income or vice versa;
o	The error did not have this impact.

●	whether the misstatement concerns a segment or other portion of the Partnership’s business that has been identified as playing a significant role in the Partnership’s operations or profitability;
o	The error did not concern such a segment or other portion of the Partnership’s business

●	whether the misstatement affects the Partnership’s compliance with regulatory requirements;
o	The error did not have this effect.

●	whether the misstatement affects the Partnership’s compliance with loan covenants or other contractual requirements;
o	The error did not have this effect.

●	whether the misstatement has the effect of increasing management's compensation – e.g., by satisfying requirements for the award of bonuses or other forms of incentive compensation; or
o	The error did not have this effect.

●	whether the misstatement involves concealment of an unlawful transaction.
o	The error did not, in any manner, involve the concealment of an unlawful transaction.

Therefore, taking all aspects of the foregoing analysis into account, the Partnership concluded that neither the noted error nor its correction had a material impact on the Partnership. Accordingly, the Partnership determined that a description of the correction was not required. However, as noted in the Partnership’s January 31, 2012 response to the Staff’s original comment letter, in the interest of improving its disclosure, the Partnership has proposed to amend its disclosure of the acquisition of PD Ports as set out in Appendix A thereto, which revised disclosure included the following explanatory note:

The Partnership recognized the gain to income in 2010 after correction of certain immaterial errors in the original estimate of the fair value of the Partnership’s share of the fair values of the assets acquired and the liabilities assumed of the UK port operations at November 30, 2009.

In addition, while not directly related to the foregoing, the Partnership notes that, in finalizing the

Partnership’s financial statements for the fiscal year ended December 31, 2011, the Partnership has identified additional required adjustments in connection with the finalization of its acquisition accounting for its 2010 merger with Prime.  The impact of these adjustments is a $9 million decrease (approximately 2.0% of the $405 million bargain purchase gain reflected in the Form 20-F) to the Partnership’s bargain purchase gain that was realized on acquisition and to partnership capital.  The Partnership is bringing this matter to the Staff’s attention because the issue of the bargain purchase gain on the Prime acquisition was the subject of comment 11 in the Staff’s original comment letter.

*****

The Partnership, in response to the request contained in the Comments, hereby acknowledges that:

●	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8165.

Very truly yours,

/s/  Matthew D. Bloch

Matthew D. Bloch

cc:	Sam Pollock John Stinebaugh